AM 3-1-2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04002271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1304 W. Fairbanks Ave.
(No. and Street)

Winter Park (City) (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Ally (407)644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Percy B. Bell
(Name – *if individual, state last, first, middle name*)

1950 Lee Rd.	Winter Park	FL	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur D. Ally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terry Covert
Commission #DD198745
Expires: May 11, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President of the General Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, Ltd.

FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2002

CONTENTS

PERCY B. BELL, CPA
1950 LEE ROAD, 225
WINTER PARK, FLORIDA, 32789

INDEPENDENT AUDITOR'S REPORT

Partners,
Timothy Partners, Ltd.

I have audited the accompanying statement of financial condition of Timothy Partners, Ltd., as of December 31, 2003, and the related statements of income, and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd., at December 31, 2003, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Percy B. Bell, CPA

Winter Park, Florida
February 19, 2004

TIMOTHY PARTNERS, Ltd.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003 and 2002

		2003		2002
ASSETS:				
Cash	$	168,756	$	135,329
Miscellaneous receivables		190,222		187,589
Related party receivable		9,768		6,381
Prepaid expenses		89,663		58,096
Property and equipment, net of accumulated depreciation		23,328		17,971
Other assets, net of accumulated amortization		144,611		150,343
TOTAL ASSETS		**626,348**		**555,709**
LIABILITIES:				
Accounts payable and accrued expenses		289,967		231,509
Distributions payable		9,300		9,500
TOTAL LIABILITIES		299,267		241,009
PARTNERS' EQUITY:				
General partners' capital		100		100
Partners' capital - Class II				125,000
Limited partners' capital		4,348,389		4,211,008
Accumulated Deficit		(4,021,408)		(4,021,408)
TOTAL EQUITY		327,081		314,700
	$	**626,348**	$	**555,709**

The accompanying notes are an intergral part of these financial statements.

TIMOTHY PARTNERS, Ltd.

STATEMENT OF INCOME

For the years ending December 31, 2003 and 2002

		2003		2002
REVENUES:				
Advisor fees	$	1,035,300	$	829,134
Commissions		948,034		1,164,997
Administration fees		465,081		293,095
Service and sponsor fees		39,294		42,142
TOTAL REVENUE		2,487,709		2,329,368
EXPENSES:				
Direct Mutual Fund Expense:				
Outside service fees		360,963		396,442
Sub advisor		382,329		310,376
Prospectus and report printing		58,615		27,410
Blue sky fees		88,441		50,264
Legal and accounting		50,440		31,284
Other		15,617		19,028
Total Direct Mutual Fund Expenses		956,405		834,804
Advisor Marketing and Overhead Expenses:				
Management fee		476,500		427,500
Marketing costs		95,176		122,193
Commissions to brokers		543,301		689,759
Registration and filing		21,420		21,773
Factoring expense		169,782		216,861
Depreciation and amortization		12,168		14,005
Occupancy and other		182,526		165,685
Total Advisor Marketing and Overhead Expenses		1,500,873		1,657,776
TOTAL EXPENSES		2,457,278		2,492,580
NET INCOME OR (LOSS)	$	**30,431**	$	**(163,212)**

The accompanying notes are an intregral part of these financial statements.

TIMOTHY PARTNERS, Ltd.

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the years ended December 31, 2003 and 2002

	PARTNERS' CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balances at January 1, 2002	**4,150,119**	**(3,858,196)**	**291,923**
Net Loss		(163,212)	(163,212)
Proceeds from issuance of Class II partnership capital	175,000		175,000
Return of Class II partnership capital	(23,950)		(23,950)
Proceeds from issuance of additional partnership units	72,500		72,500
Return of partnership capital	(37,560)		(37,560)
Balances December 31, 2001	**4,336,109**	**(4,021,408)**	**314,701**
Net Income		30,431	30,431
Distributions to Partners		(30,431)	(30,431)
Proceeds from issuance of additional partnership units	75,400		75,400
Return of partnership capital	(63,020)		(63,020)
Balances December 31, 2002	**4,348,489**	**(4,021,408)**	**327,081**

The accompanying notes are an intregral part of these financial statements.

TIMOTHY PARTNERS, Ltd.

STATEMENT OF CASH FLOWS

For the years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	30,431	(163,212)
Adjustments to reconcile net income (loss) to net cash used by operating activities		
Depreciation and amortization	12,168	14,005
(Increase) decrease in miscellaneous receivables	(2,633)	(72,510)
(Increase) decrease in prepaid expenses	(31,567)	(6,508)
Increase (decrease) in accounts payable and accrued expenses	58,458	74,407
(Increase) decrease in related party receivable	(2,987)	10,673
Total adjustments	33,439	20,067
Net cash provided (used) by operating activities	63,870	(143,145)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(11,795)	(10,783)
Purchase of other assets	-	(713)
Net cash (used) by investing activities	(11,795)	(11,496)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of additional partnership units	75,000	72,500
Proceeds from issuance of Class II partnership capital		175,000
Return of Class II partnership capital		(30,150)
Distribution of current earnings	(30,431)	
Return of limited partners' capital	(63,220)	(37,260)
Net cash provided (used) by financing activities	(18,651)	180,090
Net change in cash	33,424	25,449
Cash at beginning of year	135,328	109,879
Cash at end of year	**168,756**	**135,328**

The accompanying notes are an intregal part of these financial statements

TIMOTHY PARTNERS, Ltd

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2003 and 2002

NATURE OF OPERATIONS

Timothy Partners, Ltd. is a Florida based limited partnership, which was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. The Partnership serves as advisor and manager of the Timothy Family of Funds. The Partnership provides investment management, back office operations, investment screening and marketing. The Partnership receives various asset-based fees for these services. The Funds will restrict their investment portfolio's and will not allow investing in a corporation involved in the areas of alcohol, tobacco, casino gambling, pornography, or abortion (directly or indirectly). During 1997 the Partnership registered as a broker/dealer and now receives and pays commissions on behalf of the Funds. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the partnership considers all cash held in banks and money market accounts to be cash and cash equivalents.

B. DEPRECIATION AND AMORTIZATION

Depreciation accounting is a system of accounting which aims to distribute the cost of assets over their estimated useful life in a systematic and rational manner. Depreciation is computed using the straight-line method over the useful lives of 3 to 10 years. Amortization is computed using the straight-line method over a useful life of 25 years.

C. ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions. Actual results can differ from those estimates

D. INCOME TAXES

The Partnership is exempt from Federal and State income taxes. Partners reflect a proportional share of income and losses on their income tax return.

E. COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

F. RECLASSIFICATIONS

Reclassifications have been made to the 2002 balances in order to conform to the classifications used in 2003.

TIMOTHY PARTNERS, Ltd.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2003 and 2002

NOTE 1 MISCELLANEOUS RECEIVABLES

The Partnership's miscellaneous receivables for December 31, 2003 and 2002 represents amounts due to the partnership for commissions and fees. No allowances have been established, as all amounts are collectible at December 31, 2003 and 2002.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment as reflected in the financial statements are stated at original cost and is net of accumulated depreciation as summarized below:

	2003	2002
Computer equipment	$45,107	$43,548
Office equipment	32,926	24,446
Software	9,410	9,410
Leasehold improvements	4,752	4,752
Office furniture	4,937	3,181
	97,131	85,337
Less accumulated depreciation	(73,803)	(67,366)
Total property and equipment	**$23,328**	**$17,971**

NOTE 3 PREPAID EXPENSES

The amount reflected in the financial statements represents prepaid broker/dealer fees and prepaid registrations and supplies.

NOTE 4 OTHER ASSETS

Other assets as reflected in the financial statements are shown net of accumulated amoritization and are summarized as follows:

	2003	2002
Fund and partnership set-up cost	$93,637	$93,637
Trademark and logo costs	4,400	4,400
Issue cost of additional share classes	98,671	98,671
Custom programming-fund service compan	4,666	4,666
Deposits	2,225	2,225
	203,599	203,599
Less accumulated amortization	(58,988)	(53,256)
Total other assets	**$144,611**	**$150,343**

NOTE 5 OPERATING LEASE

The Partnership has entered into several operating leases. Monthly payments during 2003 and 2002 totaled $5,804 and $7,402 respectively. The leases paid out in 2003.

NOTE 6 PARTNERS' CAPITAL – CLASS II

During 2002 and 2001, $175,000 and $275,000 respectively, of Class II limited capital was received. All but $125,000 of Class II partners' capital was converted to standard limited capital in April, 2002. An annual rate of 12% is earned on Class II partners' capital. In January, 2003 the remaining $125,000 of Class II partner's capital was converted to standard limited capital.

NOTE 7 RELATED PARTY TRANSACTIONS

During 2003 and 2002, a management fee of $476,500 and $427,500 respectively, was paid to Covenant Financial Management, Inc. (CFM) to cover employee and occupancy costs. CFM is owned by the general partners. Beginning in 2004, all costs will be paid by the Partnership.

During 1997, the Partnership entered into a master sale and servicing agreement with Covenant Investment Corporation (CIC), an organization owned by some of the partners of Timothy Partners, Ltd. The agreement provides for the sale of all receivables and rights to payments of asset based and contingent deferred sales charges. During 2003 and 2002 respectively, the Partnership sold receivable rights of $713,083 and $906,620. The Partnership received $543,301 and $689,759 for these receivables resulting in a factoring expense of $169,782 and $216,861 for 2003 and 2002 respectively.

NOTE 8 TIMOTHY PARTNERS, L.C. (TPLC)

During February, 1999 Timothy Partners, L.C. (TPLC) was formed. This Limited Liability Company was formed to invest in Timothy Partners, LTD. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase a 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balances of the subscriptions were sold in 2000 and the partnership has received $877.500 of capital investment to date.

NOTE 9 UNCERTAINTY

The Partnership has suffered recurring losses since inception. Capital has been raised to cover these losses in the past. Management is confident the capital needed to fund the losses can be raised until the Funds begin to provide revenues sufficient to sustain operations.

The Funds total asset values increased during 2003 and 2002. Breakeven operations on a monthly basis were achieved in 2003.

SUPPLEMENTAL INFORMATION

TIMOTHY PARTNERS, Ltd.

SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3 - 1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003 and 2002

	2003	2002
Partners equity	$327,081	$314,700
Deductions and/or charges:		
Nonallowable assets:		
Receivables from noncustomers	9,768	6,381
Prepaid expenses	89,663	58,096
Net property and equipment	23,328	17,971
Net other assets	144,611	150,343
Total nonallowable assets	267,370	232,791
Net capital before haircuts	59,711	81,909
Haircut on money market account	-	-
Net capital	59,711	81,905
Aggregate indebtedness:		
Other accounts payable and accrued costs	133,562	102,195
Payable to broker/dealers	156,405	129,314
Distributions payable	9,300	9,500
Total aggregate indebtedness	299,267	241,009
Minimum net capital requirement	19,952	16,068
Excess net capital	39,759	65,841
Excess net capital at 1000 percent	29,784	57,808
Ratio: Aggregate indebtedness to net capital	5.01 to 1	2.94 to 1
Reconciliation with partnership's computation (Included in part II of form X - 17 a - 5 as of December 31, 2002 and 2001		
Net capital as reported in partnership's Part II unaudited FOCUS report)	59,611	97,717
Audit adjustments	100	(15,808)
Net capital as audited	**$59,711**	**$81,909**

TIMOTHY PARTNERS, Ltd.

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2003

Partners,
Timothy Partners, Ltd.

In planning and performing my audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Partnership), for the year ended December 31, 2003, I considered its internal control., including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to the practices and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives

TIMOTHY PARTNERS, Ltd.

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2003

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control environment and its operation that I consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Timothy Partners, Ltd., for the year ended December 31, 2003, and this report does not affect my report thereon dated January 31, 2004. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Partnership utilizes an outside mutual fund servicing organization thus providing significant controls over securities and revenue related transactions. All outstanding payables need to be recognized to ensure accurate net capital computations are obtained.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

TIMOTHY PARTNERS, Ltd

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2003

This report is intended solely for the use of the Partners, management, the SEC, and other regulatory agencies that rely; on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Percy B. Bell, CPA.

Winter Park, Florida

January 31, 2004